Exhibit 99.11

CONSENT OF LARRY PILGRIM

I, Larry Pilgrim, hereby consent to the references to, and the use of any information derived from, the technical report titled “Ming Copper-Gold Mine Project, NI 43-101 Technical Report Prepared for Rambler Metals and Mining Canada Ltd.” dated October 13, 2010 (the “Report”) in the annual report on Form 40-F of Sandstorm Gold, Ltd. for the fiscal year ended December 31, 2012 and any amendments thereto (the “Annual Report”) being filed with United States Securities and Exchange Commission, which Annual Report incorporates by reference and attaches as an exhibit the Sandstorm Gold Ltd. Annual Information Form for the year ended December 31, 2012 which refers to information contained in the Report.

I also consent to the use of my name, including as an expert or “qualified person,” in connection with the Annual Report.

Date: February 18, 2013

/s/ Larry Pilgrim
Name: Larry Pilgrim, P. Geo
Title: Consulting Geologist